UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 31st, 2016 Conference Call – 3Q16

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp market 3Q16 results Cash production cost Indebtedness Liquidity Net results Free cash flow Horizonte 2 Project Capex 4 5 6 7 9 10 11 12 8 13

Key Highlights

Fibria

Operational Results	• 3Q16: Net revenue: R$2,300 million | EBITDA: R$758 million | EBITDA margin[1]: 37% | FCF[2]: R$402 million • LTM: Net revenue: R$10,066 million | EBITDA: R$4,560 million | EBITDA margin[1]: 48% | FCF[2]: R$2,414 million
Pulp Market	• Sales volume of 1,442 million tons in the quarter[3] • Hardwood pulp operating rate[4] reached 92% in August • Growth of 1.031 million t in global demand for BEKP (8M16 vs. 8M15)[4] • Hardwood and softwood spread of US$148/t in Europe and US$105/t in China
Financial Performance	• Leverage of 2.6x (in US$), within the limits of the financial policy (2.3x in R$) • Net debt of US$3.272 billion • Cash on hand[6] of US$1.102 billion
H2 Project	• 60% of physical completion and 38% of financial execution • New capex reduction of R$7.7 billion (US$2.4 bn) to R$7.5 billion (US$2.3 bn) • US$1.4 billion in capex to realize[6] and US$1.2 billion in funding to withdraw

(1) Not considering the effect of Klabin sales . | (2) Not considering dividends paid and the capex related to Horizonte 2 project and pulp logistics projects and the land deal in December 2015. | (3)) Considering Klabin volumes. | (4) Source: PPPC Global 100 report – August/2016. | (5) Not considering the MTM on hedging transactions. | (6) Capex to be disbursed (cash)

4

Pulp Market 5 By region By end-use Pulp Sales(1) NBSK vs. BHKP – Prices and Spread (US$/t) (1) (1) Source: FOEX – Europe (US$) (1) Source: PPPC Global 100 – August/2016 (1) Source: PPPC Global 100 – August/2016 Net Revenues Distribution – 3Q16 (1) 8M16 vs. 8M15 4% 7% 14% Operating Rate (shipments to capacity) – Hardwood (1) Sept./16 Spread: US$ 148 (1) Considering Klabin volumes. 762 kt 821 kt 1,031 kt 943 kt Total China BHKP BEKP 22% 92% 70% 75% 80% 85% 90% 95% 100% 105% Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15 Jul-15 Oct-15 Jan-16 Apr-16 Jul-16 Min. = 78% 49% 29% 22% Tissue Printing & Writing Specialties

3Q16 Results 6 EBITDA (R$ million) and EBITDA Margin (%) – FX Sensitivity EBITDA (R$ million) EBITDA margin(1) Average FX (R$/USD) Net pulp price (USD/t) Pulp Production and Sales(1) (000 t) Net Revenues(1) (R$ million) 2.29 2.27 3.54 3.25 Average FX (1) Sales including Klabin volumes. (1) Including Klabin volumes. (1) Not considering the effect of Klabin sales. 56% 54% 52% 43% 37% 600 589 536 503 487 3.54 3.84 3.90 3.51 3.25 1.841 1.746 2.790 2.300 3Q13 3Q14 3Q15 3Q16 1.347 1.345 1.275 1.311 1.301 1.372 1.298 1.442 3Q13 3Q14 3Q15 3Q16 Production Sales 1.551 1.623 1.254 925 758 3Q15 4Q15 1Q16 2Q16 3Q16

X Cash Production Cost (R$/t) – 3Q16 7 IPCA LTM: 8.5% Average FX LTM: -8.4% - 3.2% Cash Production Cost (R$/t) Cash Production Cost Ex-Downtime (R$/t) - 4% - 6% 659 638 (55) 27 14 (10) (7) 6 4 3Q15 Maintenance Downtimes Wood Energy Chemicals and Fuels FX Materials and Services Others 3Q16 659 662 638 3Q15 2Q16 3Q16 589 662 624 3Q15 2Q16 3Q16

Indebtdeness 8 Gross Debt and Cash Position (R$ million) Net Debt (Million) and Leverage Interest Expense/Income (US$ million) and Cost of Debt in US$(1) Net Debt/EBITDA (R$) Net Debt/EBITDA (US$) Average term 3Q16: 49 months Average cost in US$ (% p.a.) Interest Expense (Gross) Interest on Financial Investments (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period.

Liquidity 9 Liquidity(1) and Debt Amortization Schedule (US$ million) (1) Horizonte 2 Project capex to be disbursed (cash). (2) R$423 million withdrawn on October 18th, 2016. (3) Related to the agreement with Klabin. Funding Projeto Horizonte 2 (US$ bilhões) Not including US$1 million related to MtM of hedging transactions. (2) Financial execution of US$857 million capex until September 30th, 2016. Considering FX R$/US$ = 3.33. Funds withdrawn until Sept. 30th, 2016 Contracted funds to be withdraw. 78 391 930 H2 capex to be executed(1): US$1.4 bn Funding to be withdrawn: US$ 1.2 bn Capex H2 (2):

Net Results (R$ million) – 9M16 10 (1) (1) Includes other Exchange rate/monetary variations, other financial income/expenses and other operating income/expenses.

Free Cash Flow – FCF 11 Not considering capex related to Horizonte 2 project and pulp logistics projects. Includes other financial results. 3Q16 FCF(1) (R$ million) Klabin Effect

Horizonte 2 Project 12 Capex (R$ billion)(1) Acc. execution up to 9M16 To be executed until 2018 Total 2.9 4.6 7.5 60% physically complete 2015 2016 Startup 2017 38% financial execution (1) Capex disbursement (cash). Startup in the beginning of 4Q 2017 Ahead of schedule and below budget Production capacity increase to 1.95 million t/year

New Capex 2016 Reduction 13 Total Capex 2016 (R$ billion) R$2 billion reduction 78% of capex reduction on pulp logistics projects 26% of capex reduction on Horizonte 2 project (0.6) (1.4) 2.1 2.1 5.4 4.0 0.7 0.1 Reported on Jan. 31st, 2016 Current Maintenance and others Horizonte 2 Pulp Logistics 6.2 8.2

New Capex Reduction – Horizonte 2 Project 14 Total Capex (R$ billion) Capex Timetable (R$ billion) - R$1.2 billion US$ 2.4 bn (1) US$ 2.3 bn (1) (1) FX = 3,56 R$/US$ $ on previous forecast. FX = 3,33 R$/US$ $ on current forecast. 3% 53% 41% 3% 0.2 4.0 3.1 3.1 2015 2016 2017 2018

15 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31st, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO